                                                                    EXHIBIT 99.2
                                                           [English Translation]
                                                                 October 8, 2003
                                               Corporate Disclosure upon Inquiry




                              HANARO TELECOM, INC.
         Acquisition of Dreamline's Broadband Internet Access Business

With respect to the acquisition of Dreamline's broadband Internet access business, Hanaro Telecom, Inc. ("Hanaro") entered into a business transfer agreement with Dreamline on September 26, 2003 for certain areas including Suwon, Osan, Byungjum and Kunpo and a disclosure was filed with the Kosdaq and the Financial Supervisory Commission of Korea regarding thereto. For areas other than the abovementioned areas, Hanaro is studying the feasibility of a possible acquisition but no definitive decision has yet been made. Hanaro plans to disclose any development on future progress going forward.


* Date of relevant local filing : June 9, 2003, July 9, 2003, August 8, 2003, September 8, 2003, September 26, 2003